August 12, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of
the Securities and Exchange Commission to the Form 40-F for the
Year Ended December 31, 2012 of AuRico Gold Inc. (File No. 001-31739)

Dear Ms. Jenkins:

This letter is in response to the comment letter, dated June 25, 2013 (the "Letter"), of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Form 40-F for the year ended December 31, 2012 of AuRico Gold Inc. (the "Company"). For the convenience of the Staff, the text of the comments in the Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information for the Year Ended December 31, 2012

Mining Properties, page 12

1.

We note your response to Comments 1 and 2 that Canadian securities regulators are responsible for the review of your filing under the Multijurisdictional Disclosure System (MJDS). Please note that the MJDS adopting press release pre-dates our review requirements as mandated under Sarbanes-Oxley Act of 2002, which requires us to review the reports of all public companies including MJDS filers. Your technical reports as available on SEDAR have been reviewed, but do not appear to reflect the disclosures as found in your current filing. We reissue comments 1 and 2. Please provide supplementally the reserve reports for your Young Davidson and El Chanate properties and include the tabulations that were used to prepare and update the fiscal year-end reserve/resources estimates, reconciling them with your annual production and last year’s reserves/resources.

Response:

The supplemental information requested in comment 1 is covered in detail in the Company’s NI 43-101 Technical Reports filed on SEDAR. Although the Company updates its reserves and resources annually based on new drilling, economics and depletion it does not on an annual basis issue new NI 43-101 Technical Reports reflecting those updated reserves and resources. Under NI 43-101, Technical Reports are only required to be filed for properties introducing new reserves and/or resources, or if there has been a material change to a previously reported reserve or resource. A material change is generally accepted in the industry as being a 100% change in previously reported reserves or resources. For the Company’s Young-Davidson, El Chanate and Orion properties, this threshold has not been reached and thus no updated NI 43-101 Technical Reports have been filed. On March 25th, 2013 the Company, for the first time, declared a reserve for its Kemess Underground project and on April 1st, 2013 the Company filed an NI 43-101 Technical report on SEDAR for Kemess Underground reserves.

The table below presents a reconciliation of 2012 reserves to 2011 reserves and 2012 production, as requested by the Staff in comment 2 of the May 9, 2013 letter. Although not required under NI 43-101 disclosure requirements, the Company will include a similar table in future reserve and resource disclosures.

	Mineral			Mineral
	Reserves	Processed	Increase /	Reserves
	31-Dec-11	in 2012	(Decrease)	31-Dec-12
Gold
Property (000s ounces)
El Chanate	1,285	175	94	1,204
Young-Davidson Open Pit	327	57	0	271
Young-Davidson Underground	3,504	8	38	3,534
Kemess Underground	0	0	1,805	1,805
Copper
Property (million lbs)
Kemess Underground	0	0	619	619

2.

We note your response to Comments 3 and 4, indicating you will take these comments into consideration as your prepare the fiscal year end 2013 Annual Information Form (AIF). We also note your assertion that your current AIF complies with applicable Canadian requirements such as National Instrument 43- 101 (NI 43-101), although your filing does not appear to include modifying factors such as key assumptions, parameters and methods used to prepare reserves as Section 3.4 of NI 43-101 seems to require. We reissue comments 3 and 4. Please modify your filing to include significant modifying factors such as mine dilution, mining recovery, cutoff grade, and the metallurgical recovery factors for each of your mines. In the event you wish to address this comment prospectively, please include a draft paragraph or page of your proposed discussion to be included in your future filings.

Response:

The table and footnotes below address the Staff’s comments 3 and 4. A table similar in format and with accompanying footnotes will be included in future disclosures related to reserves.

	Gold Price	Metallurgical	Cutoff Grade	Dilution	Mining
	($US/ounce)	Recovery	(g/t)		Recovery
El Chanate	$1,400	48%-65%	0.14-0.18	0%	100%

Young-Davidson Open Pit	$1,400	91%	0.49-0.54	10%	96%

Young-Davidson Underground	$1,400	91%	1.70	8-11%	85-95%

Kemess Underground	$1,300	72%	$15.00 NSR	6%	94%
Additional Notes:
(1)	Kemess underground used a reserve price $3.00 per pound for copper and a metallurgical recovery of 91% for copper.
(2)	El Chanate’s metallurgical recovery varies by lithology and hence cutoff grades vary.
(3)	Young Davidson’s open pit cutoff grade varies as a result of different royalty claim groups and royalty rates.
(4)	Young Davidson’s underground dilution and mining recovery varies by underground mining method.

The Company notes that a statement was made in its reserve and resource disclosure within its AIF that resources are exclusive of reserves.

With reference to Staff comment 5 on disclosure of silver grades, the Company notes that it has reported silver grades for its Orion property in its disclosure. The Company does not estimate silver grades for reserves or resources for its El Chanate or Young Davidson properties. Silver at Kemess Underground, although estimated, is not material in value and is therefore not disclosed.

Exhibit 99.2 Management’s Discussion and Analysis for the Year Ended December 31, 2012

Total Cash Cost per Ounce Calculation, page 30

3.

We note you present the non-IFRS measure “total cash cost per gold ounce” of $542 for the year ended December 31, 2012 and $(92) for the year ended December 31, 2011, computed by deducting by-product revenues and silver revenue. In calculating these cash cost non-IFRS measures, we believe that the reduction for by-product revenues and silver revenue is not appropriate because it materially distorts your actual production costs. In this regard, your presentation suggests you incurred significantly less mining costs for gold and gold equivalents, which in actuality is not the case. We can appreciate your desire to convey the notion that by-product and silver revenue were sufficient to offset your costs; however, you should consider describing that in a manner so as to avoid distorting the non- IFRS measures. We believe the significance of silver and by-product revenues can be described textually in a manner that investors can understand without presenting the distorted non-IFRS measures. Please amend your Form 40-F as appropriate.

Response:

Consistent with a number of other registrants that have received this Staff comment, the Company respectfully requests that changes to disclosures of Non-GAAP measures be provided in future filings with the SEC, and that an amendment of the Company’s current Form 40-F is not necessary.

Please note that for financial statement reporting purposes, all silver by-product and co-product revenue has been recognized as “Revenue from mining operations”, rather than as a reduction of production costs.

The Company’s principal business is to mine and process gold. When processing the ore containing gold, a varying amount of silver is also produced simultaneously at each of the Company’s mines.

Of the six mines owned by the Company during 2012 and 2011, four mines produced silver as a by-product due to the insignificant amount of silver produced, and two mines produced silver as a co-product to the gold produced. As a result, on both an individual mine and consolidated basis, the Company believed that the disclosure of both cash costs per gold equivalent ounce, which deducted by-product silver revenue, and cash costs per gold ounce, which deducted both by-product and co-product silver revenue, were appropriate.

For mines where silver is considered a by-product:

For the four mines that produced silver as a by-product, the Company believed that cash costs per gold ounce was the most relevant Non-GAAP measure, and therefore the mine-specific discussion on pages 11, 14, and 21 of the Management’s Discussion and Analysis (“MD&A”) focused on this measure. The Company does not believe that the reduction for by-product revenues in the determination of both cash costs per gold equivalent ounce and cash costs per gold ounce materially distorts the Company’s actual per ounce production costs. As shown in the following table, the by-product revenue for these mines in both 2012 and 2011 represented less than 6.5% of annual production and refining costs, and therefore the Company does not consider this revenue to be material.

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Production costs	116,728	62,371
Refining costs	667	427
Inventory and other adjustments	(5,831)	(13,035)

Production and refining costs	111,564	49,763

By-product revenues	4,583	3,073

As a percentage of production and refining costs	4.11%	6.18%

Impact on cash costs per gold ounce	$31	$39

In addition, it is the Company’s understanding that the presentation of cash costs per gold ounce, which is determined by netting by-product revenue against associated costs, is the consistent presentation across the gold mining industry and to present this financial data in any other manner would be detrimental and misleading to a user in understanding the Company’s performance as compared to its peer companies within the gold mining industry.

For mines where silver is considered a co-product:

The Company’s two mines that produced silver as a co-product, Ocampo and El Cubo, were disposed of in 2012. When discussing the financial results of these two mines on pages 17 and 19 of the MD&A, the Company discussed only cash costs per gold equivalent ounce, which the Company believed was the more appropriate measure. For these two mines, there was no by-product silver revenue, and as a result, by-product revenue was not deducted in the calculation of cash costs per gold equivalent ounce. The inclusion of the cash costs per gold ounce, which deducts co-product silver revenue, for these two mines was provided for informational purposes only so that the reader could better understand the consolidated cash costs per gold ounce measure contained on page 30 of the MD&A. As a result, the Company does not believe that the Company’s production costs, which were presented on a per gold equivalent ounce basis, were materially distorted.

The two mines currently owned by the Company, Young-Davidson and El Chanate, produce silver as a by-product, and silver does not represent a material portion of the Company’s revenue, as noted in the following table for the six months ended June 30, 2013.

Six Months Ended
June 30, 2013
Production costs	66,930
Refining costs	250
Inventory and other adjustments	(6,391)

Production and refining costs	60,789

By-product revenues	1,831

As a percentage of production and refining costs	3%

Impact on cash costs per gold ounce	$23

Notwithstanding that the Company believes that the inclusion of by-product credits in the calculation of cash costs per gold ounce is not material to the Company, to address the Staff’s concerns, the Company proposes that cash costs per gold ounce will not be disclosed in future filings, provided that peer SEC registrant gold companies also discontinue the presentation of this Non-GAAP measure. Instead, the Company proposes to revise the calculation of cash costs per ounce to be calculated as total production and refining costs divided by total gold equivalent ounces. For clarity, by-product revenue will not be deducted from production and refining costs, and gold equivalent ounces will include both gold and silver ounces, where silver ounces are converted to gold equivalent ounces based on the realized gold price for the period.

As numerous gold mining companies are already providing, or intend to provide, cost disclosures in accordance with World Gold Council guidance, the Company intends to provide these as supplemental Non-GAAP disclosures to ensure that investors and other users of the Company’s disclosures can make appropriate comparisons of its financial performance to the financial performance of other companies within the gold industry.

Exhibit 99.3 Consolidated Audited Financial Statements as of and for the Years Ended December 31, 2012 and 2011

Notes to the Consolidated Financial Statements, page 6

3. Summary of Significant Accounting Policies, page 6

(d) Revenue Recognition, page 7

4.

We note that you disclose by-product revenues in your reconciliation of total cash cost per ounce to the financial statements. Please expand your policy to disclose how you define by-product and co-product sales revenues and how you account for and classify these revenues in the financial statements. As revenue from silver and by-products appear material, please disclose the amounts of by-product and co-product revenues recognized in each of the years presented. Please revise your disclosures.

Response:

The Company does deduct by-product revenues in its disclosure of the calculation of cash costs per ounce contained in the MD&A. However, in the Company’s financial statements, by-product and co-product revenue is recognized as “Revenue from mining operations”, rather than as a reduction of production costs.

Note 3(d) describes the Company’s accounting policy with respect to revenue, and indicates that revenue from the sale of gold, silver, and doré is included in revenue. The Company intended that this disclosure would inform the reader that revenue from all metal sales is recorded as revenue in the financial statements. However, to provide further clarity that “Revenue from mining operations” includes by-product revenue, the Company proposes that the following disclosure be included in future filings (changes marked for Staff’s reference):

Revenue from the sale of gold, silver and doré, including by-product revenue, is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold, silver and doré is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final weights and assays are determined.

As noted in the response to Comment 3, the Company no longer has co-product silver revenue as a result of the disposition of the Ocampo and El Cubo mines in 2012 (reported as discontinued operations in the Company’s consolidated financial statements), and therefore the policy will address by-product revenue only.

With respect to the disclosure of revenue, International Accounting Standard 18, Revenue (“IAS 18”), paragraph 35(b) indicates that an entity shall disclose:

(b)	the amount of each significant category of revenue recognised during the period, including revenue arising from:
	(i)	the sale of goods;
	(ii)	the rendering of services;
	(iii)	interest;
	(iv)	royalties;
	(v)	dividends;

The Company has separately disclosed revenue from the sale of goods in the “Revenue from mining operations” line item. The Company does not believe that IFRS requires the disclosure of revenue by product, and therefore has not separately disclosed by-product and co-product revenue in its financial statements.

Further, as noted in response to Comment 3, the two mines currently owned by the Company, Young-Davidson and El Chanate, produce silver as a by-product, and silver does not represent a significant portion of the Company’s revenue. Accordingly, the Company does not believe disclosure of silver revenue is material to its financial statements, as noted in the table below. If silver by-product revenue becomes a significant portion of the Company’s revenue in the future, the Company will provide separate disclosure of this revenue in its financial statements.

Six Months Ended
June 30, 2013
Silver revenue	1,831
Total revenue	122,545

Silver revenue as a percentage of total revenue	1.5%

While the Company currently includes disclosure in the Non-GAAP Measures section of its MD&A regarding silver by-product revenue, the Company will prospectively expand this disclosure to include a definition of this type of revenue and to describe where it is recognized in the Company’s financial statements.

*          *          *

In connection with this response letter, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me directly at Robert.Chausse@auricogold.com with any questions concerning this Letter.

Yours very truly,

/s/ ROBERT CHAUSSE

Robert Chausse
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister
Nasreen Mohammed
George Schuler
(Securities and Exchange Commission)

Trent Mell, Executive Vice President, Corporate Affairs
(AuRico Gold Inc.)

Riccardo Leofanti
Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)